December 3, 2024

David Finn
Executive Vice President and Interim Chief Financial Officer
Patriot National Bancorp Inc
900 Bedford Street
Stamford, CT 06901

       Re: Patriot National Bancorp Inc
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-29599
Dear David Finn:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance